November 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variant Alternative Income Fund

Request for Withdrawal of Amendment to Offering Statement on Form N-2 filed under form type POS 8C

(File No. 811-23336)

Ladies and Gentlemen:

On behalf of the Variant Alternative Income Fund (the “Fund”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On October 30, 2019, the Fund filed with the SEC (via EDGAR) Amendment to Offering Statement on Form N-2 (File No. 811-23336) under form type “POS 8C” (accession no. 0001398344-19-018820) instead of “486(b)”. The Fund hereby withdraws Amendment to Offering Statement on Form N-2 under form type “POS 8C” filed on October 30, 2019. The Fund has refiled the Amendment to Offering Statement on Form N-2 under form type “486(b)” on November 8, 2019 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (503) 563-0700.

Sincerely,

/s/ Curt Fintel
Treasurer